Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

June 20, 2024

Mr. Dave Edgar/Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Re:	Nova Vision Acquisition Corp (the “Company”) Form 10-K for the Year Ended December 31, 2023 Filed March 4, 2024 File No. 001-40713

Dear Mr. Edgar/Ms. Collins:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 10, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 10-K for the Year ended December 31, 2023 filed March 4, 2024 (the “Form 10-K”). The Company has filed an amendment (the “Amendment”) to the Form 10-K in response to the Staff’s comment.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 10-K for the Year Ended December 31, 2023

Consolidated Statements of Cash Flows, page F-6

1.	We note the statement of cash flows for the year ended December 31, 2022 included here does not agree with the Form 10-K/A filed on August 7, 2023. Please explain and revise as necessary. As applicable, ensure your revised financial statements are labeled as restated, include a discussion of any restatement in the report of your independent registered public accounting firm and provide the necessary footnote disclosures. Refer to ASC 250-10-50-7. Similar revisions should be made to your financial statements that are included in any open registration statements.

Response: The Company has amended pages F-6 and F-19 of the Amendment in response to the Staff’s comment.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Eric Ping Hang Wong

Los Angeles   New York   Chicago   Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.